Exhibit 99.1

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The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Completes Acquisition

of Oriental Brewery

Cass to become Official Beer Sponsor of the

2014 FIFA World Cup BrazilTM for South Korea

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD), KKR and Affinity Equity Partners (“Affinity”) today announced that AB InBev has successfully completed the acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea.

The acquisition returns OB to the AB InBev portfolio after AB InBev sold the company in July 2009. OB is now the largest brewer in South Korea, an attractive beer market with a strong domestic growth outlook. Additionally, Cass has become the number one beer brand in the country, with a healthy consumer brand preference.

Carlos Brito, CEO of Anheuser-Busch InBev, said, “We are excited to welcome the Oriental Brewery team back to the AB InBev family. We look forward to re-integrating OB into our global platform, as we endeavor to strengthen our position in the Asia Pacific region and continue growing our brands and providing additional consumer choice in South Korea.”

Joseph Y. Bae, Managing Partner of KKR Asia and Kok Yew Tang, Chairman and Managing Partner of Affinity, said, “We are proud to have partnered with the Oriental Brewery team by supporting the company’s growth in bringing investment and value-add beyond capital to the partnership. We wish everyone at Oriental Brewery and AB InBev much continued success.”

Once OB has been fully re-integrated into AB InBev, the company expects to drive premium growth by maximizing the combined portfolios of leading beer brands and to achieve improved efficiencies through best-practice sharing. AB InBev also plans to leverage its global platform to export OB brands more widely.

AB InBev drew on existing liquidity to fund the acquisition.

Cass to bring 2014 FIFA World Cup BrazilTM to South Korea

As anticipation builds around the globe for the 2014 FIFA World Cup BrazilTM, the company is also announcing that Cass will become Official Beer Sponsor of the FIFA World CupTM for South Korea, joining other leading AB InBev brands who have local sponsorship rights for the FIFA World CupTM in their respective markets through AB InBev’s long-standing relationship with the tournament.

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Football and sports in general are a key global consumption and celebration moment and the FIFA World CupTM offers a strong and relevant global platform to connect with passionate football fans around the world. The 2014 FIFA World Cup BrazilTM will provide Cass with a far-reaching and influential platform to leverage the excitement around this highly anticipated event.

Forward Looking Statement:

This release may contain certain forward-looking statements reflecting the current views of the party making such statement with respect to the proposed transaction described herein, as well as the current views of the management of AB InBev on, among other things, strategic objectives, business prospects, future financial condition, projected levels of debt, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of the parties to consummate the transaction and of AB InBev to achieve these objectives and targets are dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “plan”, “will”, “look forward” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including with respect to AB InBev the risks described under Item 3.D of AB InBev’s annual report on Form 20-F filed with the US Securities and Exchange Commission on 25 March 2014, as well as risks associated with the proposed transaction, including uncertainty as whether AB InBev will be able to consummate the transaction on the terms described in this document or in the definitive agreements, the ability to obtain necessary governmental approvals, the ability to realize the anticipated benefits of transaction, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved, and the amount and timing of any costs savings and operating synergies. AB InBev, KKR and Affinity Equity cannot assure you that the proposed transaction or the future results, level of activity, performance or achievements of OB will meet the expectations reflected in any forward looking statement. Moreover, neither AB InBev, KKR, Affinity Equity nor any other person assumes responsibility for the accuracy or completeness of any forward-looking statements. Unless AB InBev, KKR or Affinity Equity is required by law to update these statements, AB InBev, KKR and Affinity Equity will not necessarily update any of these statements after the date hereof, either to confirm the actual results or to report a change in its expectations.

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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its more than 150,000 employees based in 25 countries worldwide. In 2013, AB InBev realized 43.2 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

About KKR

Founded in 1976 and led by Henry Kravis and George Roberts, KKR is a leading global investment firm with $94.3 billion in assets under management as of December 31, 2013. KKR manages assets through a variety of investment funds and accounts covering multiple asset classes.

With offices around the world, including seven across the Asia Pacific region, KKR seeks to create value by bringing operational expertise to its portfolio companies and through active oversight and monitoring of its investments. KKR complements its investment expertise and strengthens interactions with fund investors through its client relationships and capital markets platform. KKR & Co L.P. is publicly traded on the New York Stock Exchange (NYSE:KKR), and “KKR,” as used in this release, includes its subsidiaries, their managed investment funds and accounts, and/or their affiliated investment vehicles, as appropriate. For additional information, please visit www.kkr.com.

About Affinity Equity Partners

Affinity Equity Partners is an independently owned private equity fund manager established in March 2004 following the spin-off of the UBS Capital Asia Pacific team, the private equity arm of UBS AG in the region. Affinity is an early pioneer in the development of the buyout market in Asia since 1998 and has completed 30 transactions, many of which are landmark investments in 9 countries across Asia Pacific. Affinity currently advises and manages approximately US$8 billion of funds and assets, making it one of the largest independent PE firms in the region. Affinity currently operates out of 6 offices in Asia: Hong Kong, Singapore, Seoul, Sydney, Beijing and Jakarta.

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Korean Media Contacts:

Soo Park Tel: +82 103 752 0415 E-mail: soopark@newscom.co.kr	Nuri Hwang Tel: +82 107 183 7566 E-mail: nuri.hwang@newscom.co.kr

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

Steve Lipin / Stan Neve, Brunswick Group Tel: +1-646-361-0719

KKR Contacts:

Steven Okun – Asia Pacific Tel: +65 6922 5800 E-mail: Steven.Okun@kkr.com	Kristi Huller – Americas Tel: +1-212-750-8300 E-mail: Kristi.Huller@kkr.com

Anita Davis – Asia Pacific Tel: +852 3602 7335 E-mail: Anita.Davis@kkr.com

Affinity Equity Partners Contacts:

Soo Park Tel: +82 103 752 0415 E-mail: soopark@newscom.co.kr	Nuri Hwang Tel: +82 107 183 7566 E-mail: nuri.hwang@newscom.co.kr